EXHIBIT 99.1

News Release
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Sitrick and Company, Inc.
Los Angeles/New York


                              Contact:  Sitrick and Company, Inc.
                                        Rivian Bell
                                        (310) 788-2850
                                        (800) 686-1910 (24 hours)
For Immediate Release
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  SMITH CORONA TO RELOCATE WORLD HEADQUARTERS TO CORTLAND, N.Y.


     New Canaan, Conn. -- Oct. 7, 1996 -- Smith Corona
Corporation today announced its intent to relocate its world headquarters in New Canaan, Conn. to its facility in Cortland, N.Y. near the Syracuse metropolitan area.

     Smith Corona employs approximately 30 people in Connecticut. Of these, half will either retain their current positions or be offered identical positions at the Cortland facility. For those facing job terminations, the company's normal severance policies will remain in effect. Relocation activities will culminate with the closing of the New Canaan office before year-end.

     Job junctions affected by the headquarters relocation include the offices of the chief executive officer and chief financial officer, as well as personnel in finance, marketing, and domestic and international sales. Domestic sales personnel and the Dallas regional sales office will remain in their respective locations.

     Ronald F. Stengel, president and chief executive officer at Smith Corona, said "The relocation will further enhance day-to-day communications between our operating groups by consolidating functional activities under one roof. In addition, significant cost savings will be realized by shedding the costs associated with maintaining a separate facility in New Canaan. By maintaining our domestic sales team throughout the U.S., we will continue to serve our customer base without interruption."

     Smith Corona is a leading worldwide manufacturer and marketer of personal word processors, portable electric typewriters, fax machines, label printers, and other products and accessories for use in the office, home and school.

     The company filed under Chapter 11 of the U.S. Bankruptcy Code on July 5, 1995. The reorganization is proceeding on schedule, with ballots due from creditors on Oct. 18, 1996 and the confirmation hearing planned for Oct. 31 in Wilmington, Del.



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